Filed Pursuant to Rule 424(b)(3)

Registration No. 333-268335

Prospectus Supplement No. 36

to Prospectus dated February 3, 2023

CHILEAN COBALT CORP.

39,000,000 Shares of Common Stock

$1.33 per Share

This prospectus supplement No. 36 amends and supplements the prospectus dated February 3, 2023, which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-268335) (the “Registration Statement”) and prospectus supplement No. 1 filed on March 24, 2023, prospectus supplement No. 2 filed on May 8, 2023, prospectus supplement No. 3 filed on May 15, 2023, prospectus supplement No. 4 filed on July 6, 2023, prospectus supplement No. 5 filed on July 12, 2023, prospectus supplement No. 6 filed on August 14, 2023, prospectus supplement No. 7 filed on September 27, 2023, prospectus supplement No. 8 filed on November 9, 2023, prospectus supplement No. 9 filed on February 7, 2024, prospectus supplement No. 10 filed on April 1, 2024, prospectus supplement No. 11 filed on May 8, 2024, prospectus supplement No. 12 filed on May 20, 2024, prospectus supplement No. 13 filed on June 14, 2024, prospectus supplement No. 14 filed on August 19, 2024, prospectus supplement No. 15 filed on November 14, 2024, prospectus supplement No. 16 filed on January 3, 2025, prospectus supplement No. 17 filed on February 27, 2025, prospectus supplement No. 18 filed on April 2, 2025, prospectus supplement No. 19 filed on May 15, 2025, prospectus supplement No. 20 filed on July 24, 2025, prospectus supplement No. 21 filed on July 29, 2025, prospectus supplement No. 22 filed on August 14, 2025, prospectus supplement No. 23 filed on September 3, 2025, prospectus supplement No. 24 filed on September 15, 2025, prospectus supplement No. 25 filed on November 17, 2025, prospectus supplement No. 26 filed on December 2, 2025, prospectus supplement No. 27 filed on January 5, 2026, prospectus supplement No. 28 filed on March 20, 2026, prospectus supplement No. 29 filed on March 31, 2026, prospectus supplement No. 30 filed on May 20, 2026, prospectus supplement No. 31 filed on May 21, 2026, prospectus supplement No. 32 filed on July 22, 2026, prospectus supplement No. 33 filed on August 13, 2026, prospectus supplement No. 34 filed on August 14, 2026 and prospectus supplement No. 35 filed on September 9, 2026 (collectively, the “Supplements”) relating to the resale of up to 39,000,000 shares of common stock of Chilean Cobalt Corp. (the “Company,” “C3,” “we,” “our” and “us”) by the selling stockholders named in the prospectus. The foregoing prospectus, the Supplements and this prospectus supplement No. 36 are collectively referred to as the “prospectus.” Please keep this prospectus supplement with your prospectus for future reference.

This prospectus supplement incorporates into the prospectus the attached Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on November 3, 2026.

This prospectus supplement is not complete without the prospectus, including any supplements and amendments thereto. This prospectus supplement should be read in conjunction with the prospectus which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the prospectus, including any supplements and amendments thereto.

Investing in our common stock should be considered speculative and involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” section of the prospectus to read about the risks you should consider before buying shares of our common stock.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Capitalized terms contained in this prospectus supplement have the same meanings as in the prospectus unless otherwise stated herein.

The date of this prospectus supplement is November 3, 2026

Index of SEC Filings

The following report listed below is filed as a part of this prospectus supplement No. 36.

Appendix No.	Description

Appendix 1	Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 3, 2026.

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 28, 2026

CHILEAN COBALT CORP.

(Exact name of registrant as specified in its charter)

Nevada	333-268335	82-3590294
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1199 Lancaster Ave, Suite 107

Berwyn, Pennsylvania 19312

(Address of principal executive offices)

(484) 580-8697

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions.

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On October 28, 2026 (the “Signing Date”), the Company entered into a definitive option agreement (the “Option”) with counter-parties to acquire approximately 1,381 hectares of exploitation-level mining concessions and approximately 2,900 hectares of exploration-level mining concessions in the San Juan mining district in northern Chile. Under the terms of the Option, the Company paid $300,000 upon signing to extend all future installment payments and the effective date (“Effective Date”) of the Option by approximately 60 days. In order to fully exercise the Option and acquire title to the mining concessions, the Company will pay $1,500,000 by no later than December 30, 2026, with the payment of this installment defined as the Effective Date of the Option, another $6,000,000 by no later than April 29, 2027, but with a right to buy up to two 30-day extensions on that payment at a cost of $150,000 per month, another $10,000,000 by no later than December 30, 2027, and another $10,000,000 by no later than December 30, 2028. Upon exercise of the Option, the counter-parties receive an overall 1.5% NSR royalty, valid for 99 years from the date of first commercial production. The Company may purchase back half (0.75% of the 1.5%) of the NSR royalty by paying $10,000,000 to the counter-parties within three years from the date of first commercial production. The Company also has a right of first refusal on the initial sales of any NSR royalty share by each of the NSR royalty beneficiaries, with the exception of those to other NSR royalty beneficiaries or generally to any familial related parties. The Option is executory in nature and any failure to pay installments when due is completely at the discretion of the Company and does not create any further liability or obligation, other than the forfeiture of all previous monies paid, including the $500,000 advance paid at the time of signing a term sheet (the “Terms of Reference”) and the $300,000 paid at the time of signing the Option, along with forfeiture of the ability to exercise the underlying Option. At the Effective Date and in conjunction with the required installment payment, the Company will reimburse the counter-parties for mining concession patent fees paid for the period from the date of the Terms of Reference to the March 1, 2027 renewal date and will be responsible for future patent fees on the mining concession, along with security and maintenance on the properties, unless the Option is forfeited. From the Effective Date until the acquisition (the “Option Period”), the Company will pay the counter-parties a monthly lease for the mining concessions of $25,000 per month, unless and up to the point at which the Option is forfeited prior to acquisition. Any tangible production achieved on the mining concessions during the Option Period requires the Company to pay the counter-parties 20% of the net sales value of such production after deducting for direct costs for producing and selling the products. Should the Company sell all or any portion of the mining concessions acquired, it must pay counter-parties 5% of the incremental value compared to a defined reference value for the acquisition of the mining concessions for the 30 years following the acquisition date.

The exhibit for the Option is not provided as part of this filing, as a certified English translation of the option agreement is not yet available. It will be provided as an exhibit to the Company’s next periodic report from when the Company receives the translated version of the agreement.

On October 29, 2026, the Company entered into amendment number one (“Amendment 1”, see exhibit 10.1 for form of the signed amendment) to the Amended Earn-in and Option Agreement, dated May 4, 2026, with NeoRe SpA (“NeoRe”), related to the NeoRe Rare Earth Project (the “NeoRe Project”). Both Amendment 1 and the May 4, 2026 agreements continue in force, but any conflicts between the terms in those two documents gives precedence to the terms in Amendment 1. Amendment 1 formally confirms the completion of tranches 1 and 2, extends the term of the tranche 3 option (“NeoRe Option”), and provides additional clarity surrounding operation and control of the project and status of future funds committed to the NeoRe Project. Under Amendment 1, the decision to proceed toward exercise of the NeoRe Option must be elected by notice from the Company to NeoRe by no later than March 31, 2027. Upon notice to NeoRe, the two parties move toward the final negotiation and execution of a definitive agreement for the acquisition of the NeoRe Project over a 120-day period, extendable at the discretion of Company by written notice to NeoRe for another 60 days and with the potential to extend further upon mutual agreement of the parties. Tranches 1 and 2 resulted in $1,460,712 in committed funds and Amendment 1 clarifies that during tranche 3, any additional monies committed up to a $2,104,000 funding cap (approximately $643,288 in excess of the tranche 1 and tranche 2 NSR royalty payments) are considered earn-in expenditures and are non-refundable, whereas, any additional monies committed beyond the funding cap are considered interest-free advances and are refundable in the event the NeoRe Option is not exercised or no definitive agreement is reached for an acquisition of the NeoRe Project. As indicated in the Amended Earn-in and Option Agreement, dated May 4, 2026, the definitive agreement terms for project acquisition will require forfeiture of the earned 2% NSR royalty and issuance of 6,000,000 restricted common shares of the Company (“Consideration Shares”), with the potential for 2,000,000 restricted common shares of the Company subsequently issued as a bonus (“Bonus Shares”) for certain production and timing incentives related to the NeoRe Project. Half of the Consideration Shares are locked up for a minimum of 1 year from the acquisition closing and the remaining Consideration Shares and the Bonus Shares, if applicable, are locked up for a minimum of 2 years from the acquisition closing.

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Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
10.1	Form of Amendment No. 1, To Amended Binding Earn-in and Option Agreement - Neore Rare Earth Project in Southern Chile.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHILEAN COBALT CORP

Dated: November 3, 2026	By:	/s/ Duncan T. Blount
	Name:	Duncan T. Blount
	Title:	Chief Executive Officer

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Exhibit 10.1

29 October 2026

AMENDMENT NO. 1

TO AMENDED BINDING EARN-IN AND OPTION AGREEMENT – NEORE RARE EARTH PROJECT IN SOUTHERN CHILE

This Amendment No. 1 (this “Amendment”) is entered into as of the date of the last signature below (the “Amendment Effective Date”) by and between Chilean Cobalt Corp., a US-based and US-listed company (“Chilean Cobalt”), and NeoRe SpA, a Chilean company (“NeoRe”). Chilean Cobalt and NeoRe are referred to collectively as the “Parties.”

RECITALS

A.	The Parties entered into a Letter of Intent dated 7 November 2025 (the “LOI”) and an Amended Binding Earn-In and Option Agreement dated 4 May 2026 (the “Agreement”). Capitalized terms used but not defined in this Amendment have the meanings given to them in the Agreement.

B.	Tranche 1 and Tranche 2 have been completed, as publicly announced by Chilean Cobalt with NeoRe’s consent on 14 July 2026 for Tranche 1 and 9 September 2026 for Tranche 2.

C.	The Parties wish to extend the option period, confirm how the Project is operated and funded, set the NSR terms, and agree to prepare a restated agreement.

The Parties therefore agree as follows:

1.OPTION PERIOD AND CLOSING OF TRANCHE 3

1.1	The Parties confirm that the Work Program Extension was agreed and took effect on 7 August 2026, and that the Agreement has remained in full force and effect since that date.

1.2	The exclusive due diligence and option period under the section of the Agreement titled “Option Period and Extension” is further extended to and including 31 March 2027 (the “Option Expiry Date”). Chilean Cobalt may deliver written notice electing to proceed toward the conclusion of Tranche 3 and draft the Definitive Agreement (an “Election Notice”) at any time on or before the Option Expiry Date. The Parties may agree in writing to extend it further.

1.3	If Chilean Cobalt does not deliver an Election Notice on or before the Option Expiry Date, its option to acquire the Project lapses. Its rights in respect of the NSR under Section 2 and to repayment of Project Advances under Section 4 survive.

1.4	Definitive Agreement. Within one hundred twenty (120) days after delivery of an Election Notice, the Parties shall negotiate in good faith and sign the Definitive Agreement on the commercial terms set out in the Agreement. Chilean Cobalt may extend this period by up to sixty (60) days by written notice to NeoRe, and the Parties may agree in writing to extend it further. Closing occurs as provided in the Definitive Agreement.

1.5	If no Definitive Agreement is signed. The Parties expect to agree and sign the Definitive Agreement within the period under Section 1.4 and shall work together cooperatively to do so. If the Definitive Agreement has not been signed within that period, Chilean Cobalt may, by written notice to NeoRe, either:

(a) withdraw its Election Notice and terminate the Agreement, in which case Chilean Cobalt keeps its rights in respect of the NSR under Section 2, and all Project Advances become repayable under Section 4.2(b); or

(b) pursue any right or remedy available to it under the Agreement, this Amendment or applicable law, including dispute resolution under the Agreement and specific performance, to complete the acquisition of the Project on the commercial terms set out in the Agreement.

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2.COMPLETION OF TRANCHES 1 AND 2; NSR TERMS

2.1	The Parties confirm that Tranche 1 and Tranche 2 have been completed and that Chilean Cobalt has earned an irrevocable option to receive a total 2% net smelter return royalty (the “NSR”) on all future production from the Project (1% for Tranche 1 and a further 1% for Tranche 2).

2.2	The NSR shall be on standard commercial terms customary for net smelter return royalties on mining projects in Chile, including that:

(a)	it is calculated on the gross proceeds from the sale or other disposition of all minerals and mineral products produced from the Project, less only customary deductions for smelting, refining, transportation, insurance and related penalties and charges;

(b)	it is paid quarterly, with a statement of calculation, and Chilean Cobalt has customary audit and information rights;

(c)	it applies to all Project Properties, including any additional or replacement property interests that become part of the Project; and

(d)	it runs with the Project Properties and binds NeoRe’s successors and assigns and any future holder of any interest in the Project.

2.3	If Chilean Cobalt’s option to acquire the Project lapses, or the Agreement ends for any reason other than closing of Tranche 3, Chilean Cobalt may require NeoRe to grant the NSR. NeoRe shall, within thirty (30) days after Chilean Cobalt’s request, execute a royalty agreement on the terms in Section 2.2 by public deed and do everything reasonably necessary to register the NSR against the Project Properties in the applicable mining registry. On closing of Tranche 3, the NSR is extinguished and shall not be registered.

3.OPERATORSHIP AND CONTROL OF THE PROJECT

3.1	NeoRe is, and since the date of the LOI has been, the sole operator of the Project. NeoRe has sole authority over, and sole responsibility for, the Project and all activities on it, including:

(a)	designing, approving, amending and executing all work programs and budgets;

(b)	selecting, engaging, directing and paying all contractors, consultants and personnel;

(c)	all exploration, drilling, sampling, metallurgical and engineering work;

(d)	all environmental, social, community and Indigenous engagement and all permitting; and

(e)	maintaining the mining concessions and other Project Properties.

3.2	NeoRe confirms that, since the date of the LOI, it has designed the exploration and drilling programs for the Project, engaged all contractors, and made all operational decisions regarding the Project, and that Chilean Cobalt has not directed any of those activities.

3.3	References in the LOI or the Agreement to Chilean Cobalt designing, executing or approving the Work Program, and references to work programs being jointly or mutually approved, are amended to mean only that: (a) Chilean Cobalt provided funding for work programs designed and executed by NeoRe; and (b) Chilean Cobalt determined, solely to confirm whether it had earned the NSR, whether the applicable earn-in expenditures or milestones had been satisfied. None of those references gives Chilean Cobalt any right to direct, approve, veto or modify any Project activity, work program, budget or contract.

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3.4	Site visits, technical committee meetings, progress reports, data sharing, and independent technical review by Chilean Cobalt’s experts are for information and verification only. Any technical or steering committee is advisory. Chilean Cobalt has no vote, veto or approval right in any such committee, and NeoRe is not required to follow any recommendation made in it.

3.5	This Section 3 does not reduce NeoRe’s reporting, access and ESG obligations under the Agreement, or Chilean Cobalt’s rights under Section 5.

3.6	NeoRe is responsible for conducting all Project activities in compliance with applicable law and good international industry practice, and for its contractors, consultants and personnel. Nothing in the Agreement or this Amendment creates a partnership, joint venture or agency relationship between the Parties, and Chilean Cobalt is not the operator of the Project or the employer or principal of any person engaged by NeoRe.

4.TREATMENT OF CHILEAN COBALT FUNDING

4.1	Earn-In Expenditures. All amounts funded by Chilean Cobalt toward the Project from the date of the LOI through 28 October 2026, totaling approximately USD $[2,044,000] (the “Earn-In Cap”), are earn-in expenditures (“Earn-In Expenditures”). Earn-In Expenditures consist of approximately USD $[851,000] for Tranche 1, USD $[550,000] for Tranche 2, and USD $[643,000] funded after completion of Tranche 2. Earn-In Expenditures are consideration for the rights granted to Chilean Cobalt under the Agreement, are not repayable, and create no other right or obligation.

4.2	Project Advances. Any amount funded by Chilean Cobalt toward the Project in excess of the Earn-In Cap is an advance to NeoRe (a “Project Advance”). Project Advances do not bear interest and:

(a)	on closing of Tranche 3, are deemed satisfied in full, without any adjustment to the Tranche 3 consideration; and

(b)	if the Agreement terminates, or the option lapses, without closing of Tranche 3, are repayable by NeoRe within nine (9) months after termination or lapse.

4.3	Funding at Chilean Cobalt’s discretion. Chilean Cobalt has no further obligation to fund the Project. Any decision to fund is a financing decision only and gives Chilean Cobalt no say over how NeoRe uses the funds or runs the Project. NeoRe may fund the Project itself at any time. At Chilean Cobalt’s request, NeoRe will provide quarterly financial information on the use of Chilean Cobalt’s funds, and any other financial information Chilean Cobalt reasonably needs for its public reporting.

5.PROJECT PROTECTION AND EXCLUSIVITY

5.1	No disposal of the Project. Until Tranche 3 closes or the Agreement ends, NeoRe shall not, without Chilean Cobalt’s prior written consent:

(a)	sell, transfer or option any interest in the Project;

(b)	mortgage, pledge or otherwise encumber the Project;

(c)	grant any royalty, stream or other right to Project production; or

(d)	abandon or surrender all or substantially all of the Project Properties.

Nothing in this Section 5.1 or the Agreement restricts NeoRe from converting, relinquishing or allowing to lapse individual Project Properties in the ordinary course of its exploration program.

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5.2	Exclusivity. Until the Option Expiry Date or, if Chilean Cobalt has delivered an Election Notice, until Tranche 3 closes or the agreement ends, NeoRe shall not, without Chilean Cobalt’s prior written consent, solicit, negotiate or agree with any third party on any transaction described in Section 5.1.

6.AMENDED AND RESTATED AGREEMENT

The Parties will negotiate in good faith, aiming to sign by [31 December 2026], a restated agreement that combines the LOI, the Agreement and this Amendment into one document, including the closing mechanics for Tranche 3 and any Chilean registrations needed to record Chilean Cobalt’s option and protect the Project Properties. Until then, the Agreement as amended by this Amendment governs.

7.LOCK-UP OF CONSIDERATION SHARES

The Consideration Shares and any Bonus Shares are subject to the lock-up set out in the LOI: 3,000,000 of the Consideration Shares (50%) become eligible for sale after the first anniversary of closing of Tranche 3, and the remaining Consideration Shares and any Bonus Shares become eligible for sale after the second anniversary of closing, in each case subject to applicable securities laws and the customary requirements of Chilean Cobalt’s transfer agent and legal counsel.

8.GENERAL

8.1	Except as amended by this Amendment, the Agreement remains in full force and effect. If this Amendment conflicts with the Agreement or the LOI, this Amendment governs.

8.2	The sections of the Agreement titled “Confidentiality & Announcements,” “Governing Law & Dispute Resolution” and “Assignment” apply to this Amendment. Either Party may disclose this Amendment to its auditors and professional advisors.

8.3	This Amendment may be executed in counterparts and by electronic signature, each of which is an original and all of which together are one instrument.

8.4	Designation and Transfer to Affiliates. Chilean Cobalt may, at any time and without NeoRe’s consent, by written notice to NeoRe:

(a) designate any of its affiliates, including any Chilean subsidiary, to receive the NSR and be named as royalty holder in the royalty agreement under Section 2.3, or to acquire the Project on closing of Tranche 3; and

(b) assign or transfer to any such affiliate all or part of its rights under the Agreement and this Amendment, including the NSR, the option to acquire the Project, and its rights to repayment of Project Advances.

NeoRe shall take all actions reasonably necessary to give effect to any such designation or transfer. If Chilean Cobalt designates an affiliate to acquire the Project, Chilean Cobalt may elect to treat the Consideration Shares and any Bonus Shares as issued on behalf of, and as consideration paid by, that affiliate, and NeoRe shall treat them the same way. Chilean Cobalt shall cause those shares to be issued as required by the Agreement.

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Signed by the Parties on the dates below.

For Chilean Cobalt Corp.: ___________________________ Name: Duncan T. Blount Title: Chairman & CEO Date: ______________________

For NeoRe SpA:

___________________________

Name: Fernando Domingo Saenz Poch

Title: Board Member

Date: ______________________

___________________________

Name: Arturo Albornoz Wegertseder

Title: CEO

Date: ______________________

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